February 10, 2011

Ms. Cecilia Blye,

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-3628

U.S.A.

Dear Ms. Cecilia Blye:

We are sending you this letter as a preliminary response to the staff’s comment letter of January 19, 2011 (the “Comment Letter”), relating to our annual report on Form 20-F for our fiscal year ended March 31, 2010.

As referenced in the Comment Letter, we note that we have responded to previous comment letters regarding the same subject in letters we submitted to the staff on October 5, 2006, and November 22, 2006.

With respect to the staff’s comment 1 in the Comment Letter, we hereby confirm that there has been no material change or expansion in our operations in Cuba, Iran, Syria and Sudan since that time.

With respect to the staff’s comment 2 in the Comment Letter, we continue to believe that our operations in Cuba, Iran, Syria and Sudan do not constitute a material investment risk for our security holders, and are immaterial to our consolidated results of operations. Accordingly, we do not expect it would be necessary to revise the disclosure in our annual report on Form 20-F or the registration statements on Form F-4 which we have filed with respect to our proposed share exchange transactions with Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.

Finally, as indicated in our letter to you dated January 25, 2011, we will submit a more detailed response letter by February 28, 2011.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please feel free to contact us.

CC:   Ms.Amanda Ravitz

Ms. Mary Beth Breslin

(Division of Corporation Finance

Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

(Sullivan & Cromwell LLP)

Very truly yours,

/s/ Haruhiko Sezaki
Haruhiko Sezaki
Investor Relations
Panasonic Corporation